1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “Company”) DEALING IN SECURITIES BY EXECUTIVE In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“Listings Requirements") we hereby advise that Mr. NA Chohan, an Executive of the Company, traded in Gold Fields Limited shares on the open market. Details of the transactions are set out below. Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a (5) five-year period based on the following target shareholding. CEO: 300% of Annual Guaranteed Remuneration Package; and CFO and other Executives: 100% of Annual Guaranteed Remuneration Package. Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR. The trading of the MSR holdings by Mr. Chohan, as provided in the table below, was delayed until the conclusion of a potential market transaction. Name of executive NA Chohan Nature of transaction On market sale of shares Transaction Date 21 November 2022 Number of Shares 11 092,00 Class of Security Ordinary Shares Price per Share R180.2296 Total Value R1,999,106.72 Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements. 24 November 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd